SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.  4 )

Filed by the Registrant  [  ]

Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]

Preliminary Proxy Statement

[  ]

Definitive Proxy Statement

[  ]

Definitive Additional Materials

[  ]

Soliciting Material Pursuant to Rule 14a-12

[  ]

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

TELEGEN CORPORATION

 (Name of Registrant as Specified In Its Charter)

Anodos Trading Limited, Eric Broadley, T. Ronald Davis,

Nicholas Edmonstone, Warren Hardy, Ian Lakin,

Victor J. Meiusi, Michael Moors, Polymer Holdings Limited,

Richard G. Sellers,  William Swayne and Duncan Troy

 (Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]

No fee required.

[  ]

Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)

Title of each class of securities to which transaction applies:

_____________________________________________________________________________________________

(2)

Aggregate number of securities to which transaction applies:

_____________________________________________________________________________________________

(3)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule

0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

_____________________________________________________________________________________________

(4)

Proposed maximum aggregate value of transaction:

_____________________________________________________________________________________________

(5)

Total fee paid:

_____________________________________________________________________________________________

[  ]

Fee paid previously with preliminary materials:

[  ]

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[  ]

(1)

Amount Previously Paid:

_____________________________________________________________________________________________

[  ]

(2)

Form, Schedule or Registration Statement No.:

_____________________________________________________________________________________________

[  ]

(3)

Filing Party:

_____________________________________________________________________________________________

[  ]

(4)

Date Filed:

_____________________________________________________________________________________________

NOTICE OF REQUEST FOR CONSENT TO ELECT DIRECTORS WITHOUT A

MEETING REQUESTED BY THE SHAREHOLDERS COMMITTEE OF TELEGEN CORPORATION

To the shareholders of Telegen Corporation:

The Shareholders Committee of Telegen Corporation (the “Shareholders Committee”) consisting of Anodos Trading Limited, Eric Broadley, T. Ronald Davis, Nicholas Edmonstone, Warren Hardy, Ian Larkin, Victor J. Meiusi, Michael Moors, Polymer Holdings Limited, Richard G. Sellers, William Swayne and Duncan Troy, is soliciting the written consent and approval from the shareholders of Telegen to fill five existing vacancies on the Board of Directors, thereby electing an additional five board members. The by-laws of the corporation require seven directors, in no case less than five or more than nine directors. The beneficial ownership table of the Shareholders Committee is provided in Annex A. The board currently has two board members, who will not be removed or replaced by this action.

If the holders of at least 9,211,498 shares of Telegen consent to the election of the nominees proposed by the Shareholders Committee on or before January 15, 2004, the nominees will be elected and the election will become effective immediately after the receipt of such consents. This election, if voted for affirmatively, will create a new majority on the Board of Directors and thereby immediately affect the control and management of the Corporation. The Shareholders Committee and proposed board members are not aware of any adverse conditions that this change in management may cause, such as any acceleration of debt or the violation of any existing contracts. However, the proposed board members, having no access to current company information or contracts, cannot assure that their election will not trigger such events nor can the Shareholder Committee or proposed board members guarantee Telegen’s success.

Your attention is directed to the Consent Statement accompanying this Notice which more fully describes the proposal of the Shareholders Committee.  Shareholders of record as of November __, 2003 are entitled to give their consents to the proposed action.  In order for shareholder consents to be effective, shareholders must complete, sign and return the Consent form concerning the proposal for which consent and approval is being solicited by the Shareholders Committee.

Consents are being sought by the Shareholders Committee at their expense and not by the Board of Directors of Telegen.  The Shareholders Committee requests that you vote to elect the nominees to the Board proposed by it.  To ensure your participation you are urged to mark, date, sign and return the enclosed Consent as promptly as possible.

The Shareholders Committee urges you to sign and return the enclosed form of consent.  This consent statement is provided by the Shareholders Committee and not by the existing board or management of Telegen.

YOU MAY REVOKE YOUR CONSENT IN THE MANNER DESCRIBED IN THE ACCOMPANYING CONSENT STATEMENT AT ANY TIME BEFORE ACTION AUTHORIZED BY SIGNED CONSENTS BECOMES EFFECTIVE.

Yours Sincerely,

TELEGEN CORPORATION SHAREHOLDERS COMMITTEE

IMPORTANT

Shareholders are requested to sign, date and mail the enclosed Consent immediately, it but must be received on or before January 15, 2004.  Alternatively, the Consent may be faxed to American Stock Transfer & Trust Company at 718-259-1144.

Consent Statement

of

Anodos Trading Limited, Eric Broadley, T. Ronald Davis, Nicholas Edmonstone,

Warren Hardy, Ian Lakin, Victor J. Meiusi, Michael Moors, Polymer Holdings Limited, Richard G. Sellers, William Swayne and Duncan Troy

Name of Person(s) Soliciting Proxies

Duncan Troy

Victor J. Meiusi

William Swayne

Richard G. Sellers

Address of Person(s) Soliciting Proxies

Duncan Troy: New House Farm, Sheep Street Lane,

Etchingham, East Sussex TM9 7AY

Victor J. Meiusi: 10513 NE 152nd St., Bothell, WA 98011

William Swayne: 2703 W. McGraw, Seattle, WA  98199

Richard G. Sellers: 4102 Linden Ave. N #302, Seattle, WA 98103

Solicitation of Consents to Elect Directors of

Telegen Corporation

November __, 2003

Dear Fellow Shareholders of Telegen Corporation:

The Shareholders Committee, consisting of the persons whose names are set forth to below and beneficially own an aggregate of 6,005,080 shares (32.5%) Telegen common stock, is soliciting the written consent in lieu of a meeting of shareholders of Telegen Corporation (“Telegen” or the “Corporation”) in order to fill five existing vacancies on the Board of Directors.  The persons proposed to fill those vacancies are: T. Ronald Davis, Richard M. Herring, Victor J. Meiusi, Richard G. Sellers and Duncan Troy. Their biographies are contained herein the attached Consent Statement. Jessica Stevens and Bonnie Crystal, who are currently the only directors of Telegen, will not be replaced or removed by this action.

If the holders of at least 9,211,498 shares of Telegen consent to the election of the nominees proposed by the Shareholders Committee on or before January 15, 2004, the nominees will be elected and the election will become effective immediately after the receipt of such consents. This election, if voted for affirmatively, will create a new majority on the Board of Directors and thereby immediately affect the control and management of the Corporation.

Reasons for Consent Solicitation:

As a shareholder your consent is being solicited by the Shareholders Committee for a number of reasons:

1.

No annual meeting of the shareholders of Telegen has been held since August 6, 1997.

2.

Although the Bylaws of Telegen call for seven directors, in no case less than five or more than nine directors, there are presently only two directors, Ms. Stevens and Ms. Crystal, and as officers of the Corporation they are not independent.

3.

The Bylaws of the Corporation provide that the holders of 10% or more of the outstanding shares of the Corporation may call a meeting of the shareholders by requesting the secretary of the Corporation to set a time and date for the meeting. In December, 2002 Michael Moors, the holder of approximately 13% of the total number of outstanding shares of Telegen, made a written request of Bonnie Crystal, Secretary of Telegen, to call a meeting of the shareholders. Mr. Moors did not receive a response nor is aware of any action taken by Ms. Crystal or any other officer of Telegen in response to his request.

4.

Telegen has not complied with and is currently not in compliance with its obligations to file reports under the Securities Exchange Act of 1934. The annual report of Telegen on Form 10-KSB for the year ended December 31, 2002, was required to be filed with the Securities and Exchange Commission no later than April 14, 2003.  The quarterly reports for the quarters ended March 31, 2003 and June 30, 2003 were each required to be filed 45 days after such dates. As of the date hereof and based upon a search of the SEC’s Edgar website, the annual report and the quarterly reports have not been filed. As a result, the prices for the common stock of Telegen are no longer quoted on the Electronic Bulletin Board and are now listed on the Pink Sheets.  This has resulted in a significant loss of liquidity for persons wishing to trade their shares.

Our Objective

The Shareholders Committee will attempt to provide Telegen with the commercial leadership needed to become a successful company and create value for its shareholders.

Current Corporation Status

Shareholder Committee member and Nominee Richard Sellers went to the official corporate address at 1840 Gateway Drive (Suite 200), San Mateo, CA  94404 on September 5th 2003. He was told by the leasing manager that the company no longer rented space there and all mail was being returned to sender. Furthermore, that they had directed the Post Office over a month prior to return all mail addressed to Telegen. No forwarding address for mail or contact information had been provided to the leasing manager.

It is the intention of the proposed Nominees, if elected, to immediately reopen the corporate office at this address. If elected, all correspondence can be directed to this address.

Bankruptcy Status of Corporation

The Corporation’s Chapter 11 bankruptcy plan of re-organization was confirmed (approved) by the bankruptcy court in June 2000. The Corporation has been acting under the Chapter 11 confirmed plan since this date, but has never filed to close Chapter 11 status and has been paying fees to the US Trustee since June of 2000. Furthermore, to the best of the Shareholder Committee’s knowledge, the Corporation is still delinquent in paying fees and filing quarterly reports to the US Trustee’s office. If reporting is not brought current and fees paid, the US Trustee could file a motion to convert Telegen’s status from Chapter 11 to Chapter 7 status. Such a motion was filed by the US Trustee in August 2003, but Shareholder Committee members contacted the US Trustee and obtained a delay of such action through November 2003.

Future Risks

This election, if voted for affirmatively, will create a new majority on the Board of Directors and thereby immediately affect the control and management of the Corporation. The Shareholders Committee and proposed nominees are not aware of any adverse conditions that this change in management and control may cause, such as any acceleration of debt or the violation of any existing contracts, but with no access to current company information, they cannot guarantee that their election will not trigger such events.

Furthermore, having no access to current company information, such as current correspondence, financial, legal, contractual and other such information, the Shareholder Committee and Nominees cannot guarantee that their election will ensure the survival or success of the company. The Shareholder Committee also believes that the company’s current debts exceed their current cash position, but will not know to what extent unless and until the Nominees are voted in control.

The Corporation is still delinquent in paying fees and filing quarterly reports to the US Trustee’s office. If reporting is not brought current and fees paid, the US Trustee could file a motion to convert Telegen’s status from Chapter 11 to Chapter 7 status.

Election of Directors

The Shareholders Committee proposes that you grant your consent to elect the five nominees to the Board of Directors. Your vote will not remove the incumbent directors, Jessica Stevens and Bonnie Crystal, who will continue to hold their positions as directors. The Nominees, if elected, will serve until the next annual meeting of shareholders and until their successors are elected. Compensation to the Board members shall initially be in the form of stock options as determined by the Board.

The nominees of the Shareholders Committee for directors are:

T. Ronald Davis  (age 54)

Richard N. Herring  (age 65)

Victor J. Meiusi  (age 43)

Richard G. Sellers  (age 43)

Duncan Troy  (age 44)

The Shareholders Committee recommends that you consent to the election of the Shareholders Committee’s nominees to the board of directors of Telegen. You are entitled to one vote for each share you hold for each nominee. You may not cumulate your votes by distributing them disproportionately among nominees.

The Shareholders Committee Members intend to grant their consents in support of the election of the nominees by voting their shares for all nominees.

The Nominees

Information regarding Messrs. Davis, Herring, Meiusi, Sellers and Troy has been furnished to the Shareholders Committee by the respective nominees and is included in this Consent Statement as well as additional information for each Shareholders Committee nominee as required by the Federal securities laws governing the use and distribution of this Consent Statement.

The Shareholders Committee proposes the following slate of five candidates for election to the Board of Directors of Telegen:

T. Ronald Davis, a former Telegen Advisory Board member, and a member of the 13D group that with fellow shareholder Michael Moors called for a special meeting of Telegen Corporation on the 27th December 2002. He was Microsoft Corporation’s Director of Worldwide Sales Training, Director of Corporate Accounts Marketing and Group Marketing Manager - Operating Systems (1988–1993).  Prior to that, Mr. Davis was employed nine years by Digital Equipment Corporation (1978-1988) in a variety of sales and marketing positions in both the Sales and Software Services organizations. He also worked nine years with American Express Company (1970-1978) in various technology positions that included being the systems analyst/developer responsible for creating the operating system that American Express deployed to implement the first worldwide credit authorization system. Mr. Davis currently is the CEO of Intellect Marketing Group, Inc., a consulting company (1993 to present). His clients include software and technology companies, F500 service companies, educational companies, and many start-up businesses in a variety of industries.

 Richard N. Herring, a former Telegen Advisory Board member, was a member of the 13D group that with fellow shareholder Michael Moors called for a special meeting of Telegen Corporation on the 27th December 2002. He has served as the Executive Director of Engineers Without Borders – USA (“EWB-USA”) since July, 2002.  EWB-USA is a non-profit corporation which attempts to help disadvantaged communities improve their quality of life through implementation of environmentally and economically sustainable engineering projects, while developing internationally responsible engineering students.  From January 2001 to July 2002 he served as the CEO of [4C Corporation], a non-profit entity focused on church development.  From April 1998 to August 1999 Mr. Herring served as the CEO of Spectral Solutions, Inc., a company focused on cellular telephone enhancement products; Spectral Solutions, Inc. was acquired by ISCO INT’L and Mr. Herring served as the COO of ISCO INT’L from August 1999 to December 2000.  From January 1995 to December 1997 Mr. Herring served as the CEO of Earth Watch, Inc., a company focused on remote sensing technology.

Victor J. Meiusi has been employed since 2001 as the Principal of a private investment group specializing in identifying and investing in growth opportunity companies.  In addition, he trades financial markets for the group.  From 1997 to 2001, he served as the Director, National Accounts for Avandel, Inc., a risk management organization specializing in the care and cost management of catastrophic medical events.  From 1994 to 1997, Mr. Meiusi served as Director of Marketing for HMA, Inc., a regional third party administrator of health plans.

Richard G. Sellers is an investor and advisor to start-up and turnaround companies combining his engineering, marketing and operations experience to build positive cash flow and shareholder equity.  He worked as a consultant for Telegen to assist with their emergence from bankruptcy from March through October 2000 (His sole compensation was stock options, which have since expired unexercised).  From 1989 to 2000 he was CEO of ARC Group International, Inc., a company specializing in international logistics.  In the 1980's he was a founding member of Quadtek, Inc., which pioneered innovative high temperature video systems in industrial environments. Mr. Sellers currently is the CEO and founder of a private real estate development company in Seattle.

Duncan Troy, a former Telegen Advisory Board member, was a member of the 13D group that with fellow shareholder Michael Moors called for a special meeting of Telegen Corporation on the 27th December 2002. He is a director of the following U.K. based companies, Private Equity III Limited (from September 1996 to date), an investment vehicle; The Vintage Wine Company Limited (from June 1982 to date), a wine broker; Lifescan Limited (from January 2003 to date), which offers a range of screening devices using CT technology for the early detection of disease. During the past four years he has been actively involved with raising capital for development companies and is a citizen and resident of the United Kingdom.

Voting Procedures

Shareholders may elect directors to fill vacancies by the written consent of a majority of the outstanding shares entitled to vote.  Each nominee will receive one vote for each share held by the consenting shareholder.  Abstentions and failure to consent will not be counted for any purpose and will have no effect in determining the number of votes received by a nominee.  In order to be elected a nominee must receive at least 9,211,498 votes.

The enclosed consent is solicited on behalf of and at the sole expense of the Shareholders Committee in order to elect the nominees referred to above as directors of Telegen.  The Shareholders Committee will bear the cost (est. $45,000) of preparing and mailing the Consent Statement, and any other material furnished to shareholders by the Shareholders Committee in connection with the solicitation of consents.  The Shareholder Committee may seek reimbursement of the expenses in the form of stock options at a price considered reasonable by the new Board. Consents will be solicited by telephone or personal contact. Copies of solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of the stock held in their names.

Consents must be received no later than January 15, 2004. They will be tabulated by American Stock Transfer & Trust Company (“AST”), the transfer agent for Telegen’s common stock. Results of the solicitation, if approved by the holders of a majority of shares, will be promptly mailed to shareholders, a Form 8-K will be filed with the SEC and a press release issued.

Any person giving a consent in the form accompanying this consent statement has the power to revoke it at any time before it is exercised. The consent may be revoked by delivering to or faxing to AST at (718) 259-1144, an instrument of revocation or a duly executed consent bearing a later date.  Consents will be exercised upon receipt by AST, and will be effective as to any nominee when that nominee has received the written consent of a majority of the outstanding shares.

AST, the transfer agent for the common stock of Telegen, will receive and will tabulate all consents.  The consents solicited by the Shareholders Committee will be effective when signed by the holders of at least 9,211,498 shares and returned or faxed to AST.  The addition to the Board of Directors of the five nominees will be effective immediately thereafter.

Please sign, date and return the enclosed consent card in the envelope provided or by facsimile transmission to AST at (718) 259-1144.  If your shares of Telegen common stock are held in the name of a brokerage firm, bank or nominee, only they can deliver a consent with respect to the nominees whose names are set forth below and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and give instructions for such shares immediately.

The Shareholders Committee urges you to sign and return the enclosed form of consent immediately.

Contact Information

Please direct any questions regarding this solicitation to:

Telegen Shareholders Committee Contacts:

European Contact	US Contacts
Duncan Troy: New House Farm, Sheep Street Lane Etchingham, East Sussex TM9 7AY +44-15808-19385	William Swayne: 2209 Eastlake AVE E Seattle, WA 98102 206-726-1633	Richard Sellers: 4102 Linden AVE N #302, Seattle, WA 98103 206-547-4232	Victor J. Meiusi: 10513 NE 152nd St., Bothell, WA 98011 206-547-4071

Information Regarding Shareholders Committee Members and Nominees

Mr. William Swayne was Telegen’s President and Chief Operating Officer (COO) from July 2000 through August 15, 2001 and served on Telegen’s Board of Directors from July 2000 through October 2002. During his tenure as COO, he managed the rebuilding of the company’s day to day operations after confirmation of the bankruptcy plan, primarily focused on facilities and personnel. He resigned as COO in August 2001 over differences with existing management’s operational philosophy, but stayed on as a Board member to attempt to direct the company at that level. He then resigned from the Board in October 2002 citing a lack support for his proposals throughout his tenure, not holding an annual meeting nor allowing the election of additional board members and the lapse of D&O insurance by the two remaining Board members (Stevens & Crystal).

Nominees Davis, Herring, and Troy were members of Telegen’s Board of Advisors. Members of this Board were recommended by shareholders. The Board of Advisors was not an elected board and had no executive authority. The proposed purpose of this Board was to offer business advice to the CEO and potentially be invited to join the Board of Directors. The Board met initially in June 2000 and once more in October 2000. The Board was never called to convene again by the CEO. It is the opinion of these Nominees that their recommendations were ignored and that the Board was never a functioning Board. Compensation to the Board members in the form of stock options were promised, but none were granted to the members for attending these meetings.

Forward Looking Statements

If this consent is executed affirmatively and the Nominees are elected, the Nominees anticipate acting immediately as follows:

If and when sufficient consents have been received by American Stock Transfer Company to elect at least three Nominees as new Directors, notice to such effect and copies of the consents will be delivered to Ms. Crystal, the corporate secretary.  Prompt notice of the corporate action approved by the shareholders shall be given to those shareholders entitled to vote. An appropriate press release will also be issued.

Notice of the election of directors and all significant actions taken by the Board at its first meeting will be given to all shareholders.  It is anticipated that the Corporation will file a current report on Form 8-K disclosing the election of the new directors and the significant actions taken at the first Board meeting.

The Corporation has not held an annual meeting since August 6, 1997.  It is the intent of the proposed new Board members to hold an annual meeting within a year of being elected and at such time that an accurate status of the Corporation’s state of affairs can be given to shareholders. Notice of the annual meeting shall be given by press release and by mail to all registered shareholders.

Shareholders wishing to submit proposals must be received by the Corporation no less than sixty (60) days prior to the meeting. Shareholder proposals cannot exceed 500 words and should be mailed to the corporate address, including any accompanying supporting statements.

It is the intention of the proposed Nominees, if elected, to reopen the corporate office at 1840 Gateway Drive (Suite 200), San Mateo, CA  94404. If elected, all correspondence can be directed to this address.

Disclosure of Shareholder Committee

None of the Shareholder Committee has engaged in any transactions in the Common Stock during the past sixty days.

Other than as set forth in the Consent Statement and herein, no Shareholders Committee Member or nominee (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) during the past ten years, (ii) owns beneficially, directly or indirectly, securities of Telegen or any parent or subsidiary of Telegen, (iii) owns any securities of Telegen of record, but not beneficially, (iv) within the past two years has purchased or sold any securities of Telegen, (v) has current indebtedness incurred for the purpose of acquiring or holding securities of Telegen, (vi) is or has been within the past year a party to any contract, arrangement or understanding with respect to any securities of Telegen, (vii) has had since the beginning of Telegen’s last fiscal year, or is to have, a direct or indirect material interest in any transaction or any proposed transaction, to which the Telegen or any of its affiliates was or is a party, (viii) has any substantial interest in any matter to be acted upon under this consent solicitation, (ix) has any arrangement or understanding with respect to future employment by Telegen or with respect to any future transactions to which Telegen or any of its affiliates will or may be a party or (x) is involved in any pending legal proceedings as a party adverse (or has a material interest adverse) to Telegen or any subsidiary of Telegen.  Except as set forth above, each holder of Telegen’s shares listed above has sole voting and investment power over the shares beneficially owned by such holder.

Yours sincerely,

TELEGEN CORPORATION SHAREHOLDERS COMMITTEE

Annex A

Beneficial Ownership of Shares by Shareholder Committee Members, Officers and Directors

As of this date, Mr. Herring did not beneficially own any shares of Telegen common stock.  As of November 20, 2003, the Shareholders Committee’s members (which include nominees Davis, Meiusi, Sellers and Troy) owned shares of the company’s common stock of record and beneficially as disclosed in the following table:

Name and Business Address	Shares Beneficially Owned (3,4)	Percent of Class	Source of Funds:
Anodos Trading Limited: Sophia Ioannon & Stella Raouna (Directors): Nors Court, 86 Athinon Street, CY-3040, Limassol, Cyprus	346,153	1.9%	WC
Eric Broadley: Little Farm, Causway Road, Huntingdon PE17 3AS	115,385	0.6%	PF
T. Ronald Davis: 25424 NE 39th Way, Redmond, WA 98053	19,511	0.1%	PF
Nicholas Edmonstone: Southend Farm, Soberton, Hampshire S032 3QB	150,385	0.8%	PF
Warren Hardy: Villa Rose, 2 Lacets, St. Leon, 980000 Monaco	513,894	2.8%	PF
Ian Lakin: Pinelands, Murtleden Road, Mill Timber, Aberdeen AB1 0HJ	36,923	0.2%	PF
Victor J. Meiusi: 10513 NE 152nd St., Bothell, WA 98011	22,737	0.1%	PF
Michael Moors: Eaton Cottage, Eaton, Congleton, Cheshire CW12 2NA	2,771,009	15%	PF
Polymer Holdings Limited: Dr. Graeme Speirs (Director), Broomhill Road, Stonehaven AB39 2NH	430,769	2.3%	WC
William Swayne: 2703 W. McGraw, Seattle, WA 98199	1,154,967	6.3%	PF, OO
Duncan Troy: New House Farm, Sheep Street Lane, Etchingham, East Sussex TM9 7AY	260,627	1.4%	PF
Richard Sellers: 4102 Linden AVE N #302, Seattle, WA 98103	182,720	1.0%	PF

___________________

(1) The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of Telegen Corporation, a California corporation (the "Issuer"), whose principal executive offices are located at 1840 Gateway Drive, Suite 200, San Mateo, California 94404.

(2) The persons’ citizenships:

Mr. Broadley, Mr. Edmonstone, Mr. Hardy, Mr. Lakin, Mr. Moors, Dr. Speirs and Mr. Troy are of British Citizenship.

Ms Sophia Ioannon and Ms Stella Raouna are Citizens of Cyprus

Mr. Davis, Mr. Herring, Mr. Meiusi, Mr. Sellers and Mr. Swayne are of American Citizenship.

(3) The persons listed in this table have sole power to vote and sole power to direct the disposition of the shares of Common Stock except as follows:

•

Mr. Meiusi shares with his wife beneficial ownership over 7,172 shares.

•

Mr. Moors has warrants to purchase a total of 500,000 shares of common stock at $2.00 per share exercisable for a period of 3 years to October 27, 2004 but not yet exercised.

•

Mr. Sellers shares with his wife beneficial ownership over 182,720 shares.

•

William M. Swayne II shares with his wife Candace K. Swayne beneficial ownership over 1,154,967 shares. Ms. Swayne is the President of WMS Financial Planners, Inc. located at 2209 Eastlake Avenue East, Seattle, Washington 98102. She shares the right to vote or to direct the vote, to dispose or to direct the disposition, to receive or the power to direct the receipt of dividends, if any, and the right to receive or the power to direct the receipt of the proceeds from the sale of the beneficially owned securities.

Information for William M Swayne II:

Record Owner:	Number of Shares	Amount:	Source of Funds:
William & Candace Swayne Jtwros	23,292	$40,761	PF
William M. Swayne II, FLP	100,000	$44,000	OO (a)
WMS Financial Planners Inc.	87,325	$38,423	OO (b)
William Swayne II, FLP	124,974	$54,989	OO (c)
WMS Financial Planners Inc.	100,000	$44,000	OO (d)
William & Candace Swayne Jtwros	18,217	$24,617	OO (e)
WMS Financial Planners Inc.	12,500	$5,500	OO (c)
William M. Swayne II	500,000	(f)	OO (f)
William M. Swayne II, FLP	110,742	(g)	OO (g)
WMS Financial Planners Inc.	77,917	(g)	OO (g)

Explanation of responses:

a)

Stock issued under employment contract approved by Board of Directors on 6/30/00 for services rendered.

b)

Stock issued in the Issuer's "1999 $1.75 Reg D" offering as advisor fee.

c)

Stock issued in the Issuer's "1999 $1.75 Reg D" offering as selling agent compensation.

d)

Received in exchange for 300,000 shares of Telisar Corporation (previously named eTraxx Corporation); common stock in connection with the acquisition by the Issuer of 66.7% of the outstanding shares of Telisar Corporation.

e)

Issued on 12/31/00 pursuant to year 2000 Officer's Stock Purchase Plan.

f)

Incentive stock options to purchase a total of 500,000 shares of common stock at $1.75 per share vesting at the rate of 38,000 shares per month over a twelve month period commencing 7/1/00 and exercisable for a period of 3 years, but not yet exercised.

g)

Three-year warrants issued in two tranches as part of selling agreement relating to the Issuer's "1999 Reg D" offering which closed 7/7/00, but not yet exercised.

Below is a list of Shareholder Committee members that have purchased or sold shares within the last two (2) years, all other Shareholder Committee members have owned shares and not traded within the past two years:

Title of class	Name of beneficial owner	Share amount purchased (P) or sold (S)	Date purchased or sold
Com.	Victor J. Meiusi	2000(S)	06 Dec 2001
Com.	Victor J. Meiusi	2000(S)	07 Dec 2002
Com.	Victor J. Meiusi	16046(S)	03 Sep 2002
Com.	Victor J. Meiusi	5000(S)	16 Sep 2002
Com.	Victor J. Meiusi	10000(S)	14 Nov 2002
Com.	Polymer Holdings Limited	51774(P)	12 Jul 2002
Com.	Polymer Holdings Limited	29000(P)	22 Jul 2002
Com.	Polymer Holdings Limited	30000(P)	26 Jul 2002
Com.	Polymer Holdings Limited	89226(P)	05 Aug 2002
Com.	Richard Sellers	600(P)	06 Dec 2002
Com.	Richard Sellers	5000(P)	13 Dec 2002
Com.	Richard Sellers	10000(P)	13 Dec 2002
Com.	Richard Sellers	14286(P)	16 Dec 2002
Com.	Richard Sellers	200(P)	17 Dec 2002
Com.	Richard Sellers	14286(P)	18 Dec 2002
Com.	Richard Sellers	18286(P)	20 Dec 2002
Com.	Richard Sellers	600(P)	24 Dec 2002
Com.	Richard Sellers	600(P)	26 Dec 2002
Com.	Richard Sellers	1000(P)	26 Dec 2002
Com.	Richard Sellers	500(P)	20 Feb 2003

Directors and Officers beneficial ownership:

This information is accurate to the best of the Shareholder Committee’s knowledge and is based on Telegen’s Annual Report on Form 10-K for the fiscal year ended December 21, 2001. Ms. Stevens and Ms. Crystal owned shares of Telegen’s common stock as follows:

Name and Business Address	Shares Beneficially Owned (A)	Percent of Class
Jessica Stevens (B): Telegen Corporation, 1840 Gateway Dr., Ste. 200, San Mateo, CA 94404	5,618,591	28.94%
Bonnie Crystal (C) : Telegen Corporation, 1840 Gateway Dr., Ste. 200, San Mateo, CA 94404	3,369,531	17.36%

______________________

(A) Beneficial ownership includes voting and investment power with respect to the shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2001, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.  Thus, the sum of the individuals' ownership as a percent of common stock beneficially owned may exceed 100%. On June 30, 2000, the Company effected a one-for-16 reverse split of its common stock.  All share data in this table have been retroactively restated to reflect this reverse stock split.  As of December 31, 2001, Telegen had 17,911,791 shares of common stock outstanding.

(B) Jessica L. Stevens beneficially owns 4,118,591 shares of common stock, has options to acquire 500,000 shares of common stock and a warrant to acquire 1,000,000 shares of common stock.

(C) Bonnie Crystal beneficially owns 1,869,531 shares of common stock, has options to acquire 500,000 shares common stock and a warrant to acquire 1,000,000 shares of common stock.

WRITTEN CONSENT OF SHAREHOLDER

OF

TELEGEN CORPORATION

A California Corporation

November ___, 2003

THIS IS A REQUEST FOR CONSENT SUBMITTED ON BEHALF OF TELEGEN’S SHAREHOLDER COMMITTEE

AND NOT ON BEHALF OF TELEGEN’S CURRENT BOARD OF DIRECTORS

Please detach along perforated line and mail in the envelope provided

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  [x]

________________________________________________________________________________________________________________

1.    Election of Directors:

This consent may be revoked at any time by the undersigned and unless revoked shall terminate on December 15, 2003.

NOMINEES:

[   ]

FOR ALL NOMINEES

O   T. Ronald Davis

O   Richard M. Herring

[   ]

 WITHHOLD AUTHORITY

O   Victor J. Meiusi

FOR ALL NOMINEES

O   Richard G. Sellers

O   Duncan Troy

[   ]

FOR ALL EXCEPT

(See instructions below)

INSTRUCTION:

 To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT”

and fill in the circle next to each nominee you wish to withhold, as shown here: [blackened circle]

_______________________________________________________________________

_______________________________________________________________________

To change the address on your account, please check the box at right and

indicate your new address in the address space above. Please note that                              [    ]

changes to the registered name(s) on the account may not be submitted via this method.

________________________________________________________________________

Signature of Shareholder      __________________________________Date:  _____________________     Signature of Shareholder      __________________________________Date:  _____________________

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Any signed and not specified consent will be voted for all five nominees, giving each nominee the number of shares held on the record date.

Please sign, date and return the consent card in the envelope provided or by facsimile transmission to American Stock Transfer & Trust Company at (718) 259-1144.

. ------------------ ----------------

TELEGEN CORPORATION

A California Corporation

The undersigned, as the record owner of the number of shares of common stock of Telegen Corporation, a California corporation set forth on the reverse side, hereby acknowledges receipt of the Consent Statement of the Shareholders Committee of Telegen Corporation dated November __, 2003 and unless otherwise indicated, votes such shares for the election of each of the persons whose names are set forth below.

(Continued and to be signed on the reverse side)